SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TIMCO Aviation Services, Inc.

(Name of Subject Company (Issuer))

TIMCO Aviation Services, Inc.

(Names of Filing Persons (Offeror))

8% Senior Subordinated Convertible PIK Notes Due 2006
8% Junior Subordinated Convertible PIK Notes Due 2007

(Title of Classes of Securities)

8% Senior Subordinated Convertible PIK Notes Due 2006: 887151AA6
8% Junior Subordinated Convertible PIK Notes Due 2007: 887151AB4

(CUSIP Number of Classes of Securities)

Roy T. Rimmer, Jr.
Chairman and Chief Executive Officer
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
Telephone: (336) 668-4410

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
Telephone: (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$129,693,120	$15,265(1)

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee has been calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, based upon the book value of the aggregate principal amount of the notes that may be received by TIMCO Aviation Services, Inc. in the exchange offer.

(1)	Previously-paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☐

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO filed by TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”), on January 25, 2005, and amended on February 8, 2005, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to holders of certain outstanding 8% Senior Subordinated Convertible PIK Notes Due 2006 and 8% Junior Subordinated Convertible PIK Notes Due 2007 for an early conversion of such notes, including “payable-in-kind” interest and any accrued but unpaid interest thereon, into a fixed number of shares of the Company’s authorized but unissued common stock, for a premium payable in shares of the Company’s common stock, upon the terms and subject to the conditions described in the Offering Circular and the related Consent and Special Conversion Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto.

The Schedule TO is hereby amended as follows:

Item 12.      Exhibits.

Exhibit (a)(1)(i) is hereby amended as follows:

The answer to the question “Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation?” contained on page 7 of the Offering Circular is hereby restated to read as follows:

“A:	In our view, holders of the Notes currently own a common stock equivalent because of the automatic conversion of the Notes into equity at their maturity. While the indentures relating to the Notes provide that the Notes are to be considered a debt security in any bankruptcy proceeding involving us, we do not believe that we will be involved in any bankruptcy proceeding at any time prior to the maturity of the Notes (or thereafter). Further, because of the automatic conversion of the Notes into equity at their maturity, we believe that there is a reasonable likelihood that notwithstanding the express terms contained in the indentures relating to the Notes, a bankruptcy court would treat the Notes as equity and the Noteholders would be treated equal in priority with the holders of Common Stock in the distribution of TIMCO assets in any bankruptcy proceeding. However, our financial condition and future results of operations may be relevant to your decision to elect to retain any Common Stock issued to you in connection with converting your Notes in the offer and consent solicitation. Noteholders must make their own independent assessment of the market risks associated with holding Notes or Common Stock.”

The risk factor captioned “A. THERE ARE GENERALLY GREATER RISKS ASSOCIATED WITH STOCK OWNERSHIP THAN WITH DEBT OWNERSHIP.” contained on page 14 of the Offering Circular is hereby restated to read as follows:

     “In the event of TIMCO’s dissolution or liquidation of its assets, under Delaware law TIMCO’s obligations to creditors under its debt instruments, such as credit facilities, guaranties and notes, receive priority in the distribution of TIMCO assets. If any assets are remaining after distribution to such creditors, then only those remaining assets may be distributed pro rata to the holders of our Common Stock. The Notes provide by their terms that in a bankruptcy proceeding they are to be treated as debt instruments. If a bankruptcy court treats the Notes as debt instruments, holders who convert their Notes in the offer and consent solicitation would lose their priority in the distribution of TIMCO assets in a bankruptcy proceeding involving us. However, because of the automatic conversion of the Notes into equity at their maturity, we believe that there is a reasonable likelihood that notwithstanding the express terms contained in the indentures relating to the Notes, a bankruptcy court would treat the Notes as equity and the Noteholders would be treated equal in priority with the holders of Common Stock in the distribution of TIMCO assets.”

The first paragraph under the caption “Determination of Conversion Premium” on page 24 of the Offering Circular is hereby restated to read as follows:

     “We have structured the offer and consent solicitation to give holders of the Notes the opportunity to receive a premium payable in additional shares of our Common Stock in return for their agreement to an early conversion of their Notes. We believe that it will be more advantageous to holders of our Notes to agree to accept our offer and consent solicitation than to retain their Notes or the rights Noteholders would possess if they refrained from tendering in the offer and consent solicitation (or if we elected not to make the offer and consent solicitation) because Noteholders will receive in the early conversion offer a conversion premium equal to 15% of the shares of Common Stock they would otherwise have received upon conversion of their Notes into Common Stock at their maturity.”

Exhibit
Number	Description of Exhibits
(a)(1)(i)	Offering Circular, dated January 26, 2005.*

(a)(1)(ii)	Consent and Special Conversion Letter of Transmittal.*

(a)(1)(iii)	Letter to Clients.*

(a)(1)(iv)	Letter to Brokers.*

(a)(1)(v)	Notice of Guaranteed Delivery.*

(a)(5)	Press Release dated January 25, 2005*

(b)	Not applicable.

(d)(1)	Warrant issued to LJH Ltd. on May 14, 2003 (incorporated herein by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(d)(2)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIMCO AVIATION SERVICES, INC.

Date: February 22, 2005	By:	/s/ Roy T. Rimmer, Jr.

Name: Roy T. Rimmer, Jr.
Title: Chairman and Chief Executive Officer